EXHIBIT 77D/77Q1
                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective July 31, 2003, the Board of Trustees of Forum Funds made the following amendments to the non-fundamental policies of Payson Total Return Fund:

          (1) Delete the policy requiring the fund to invest at least 25% of the fund's net assets in debt securities, including debt securities issued or guaranteed by the U.S. Government, its agencies, and instrumentalities;

          (2) Delete the policy requiring investments in debt securities to be investment grade (e.g. securities rated in one of the four highest rating categories by a nationally recognized statistical ratings organization);

          (3) Delete the policy requiring debt securities held by the fund to have an average weighted maturity of between three and five years;

          (4) Delete the policy restricting investments in warrants to 5% of the fund's net assets and in warrants not listed on the New York Stock Exchange or American Stock Exchange to 2% of the fund's net assets;

          (5) Delete the policy limiting investments in other investment companies to money market funds and limiting investments in money market funds to 10% of the fund's total assets;

          (6) Delete the policy limiting investments in privately issued mortgage related securities to the extent prohibited by the 1940 Act;

          (7) Add a policy to permit investments in other investment companies to the extent permitted by the 1940 Act; and

          (8) Add a policy to permit the investment of a significant portion of the fund's total assets in cash or cash equivalents if Payson is unable to find investments selling at discounts to what Payson believes are their fair intrinsic value.